
September 27, 2010

Timothy M. Marquez
Chairman and Chief Executive Officer
Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado 80202

> **Re:** **Venoco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-33152**

Dear Mr. Marquez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Potentially Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations, page 26

1.   In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of the rigs operating on your property is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

   - Disclose the applicable policy limits related to your insurance coverage (as opposed to stating that your insurance is "[i]n accordance with industry practice," as you do at page 20);

   - Describe more fully your contractual obligations relating to clean-up and other environmental costs;

   - Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your rig operators would be obligated to indemnify you against any such claims;

   - Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

   - Provide further detail on the risks for which you are insured for your offshore operations.

2.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Controls and Procedures, page 73

3.   We note your statement that "our CEO and CFO have concluded that, subject to the limitations noted in this section, as of December 31, 2009, our disclosure controls and procedures were effective." Given the limitations noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the

identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures were not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures were effective except to the extent they were not effective.

Definitive Proxy Statement on Schedule 14A

Risk Considerations, page 23

4.   We note your disclosure in response to Item 402(s) of Regulation S-K at pages 16 and 23. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Engineering Comments

Business and Properties, page 7

Changes in Proved Reserves, page 16

5.   We note your statement, "None of our proved undeveloped reserves as of December 31, 2009 have remained undeveloped for more than five years." Please revise your disclosure to indicate, if any, the PUD reserves that you have scheduled for development five years beyond booking. You may refer to Item 1203(d) of Regulation S-K.

Controls over Reserve Report Preparation, Technical Qualifications and Technologies Used, page 17

6.   We note your statement, "The preliminary appraisal report and changes in our reserves are reviewed by our Reserves Manager, relevant Reservoir Engineers, our Vice President of Acquisitions and our President for completeness of the data presented and reasonableness of the results obtained." Please disclose the qualifications of these individuals and address the procedures used to ensure compliance of your proved reserves with Rule 4-10(a) of regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

7.   Please disclose the information related to your delivery commitments as described in Item 1207 of Regulation S-K.

<u>Notes to Consolidated Financial Statements, page F-10</u>

<u>Supplemental Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited), page F-39</u>

8.   We note the 2009 bench mark product pricing in footnote (3). Please tell us the average, adjusted product prices used for the determination of proved reserves for your California properties and for your Texas properties.

<u>Exhibit 99.1</u>

9.   We note the omission of items prescribed by Item 1202(a)(8) of Regulation S-K. Please procure a third party reserve report that includes:

- The date on which the report was completed;
- The adjusted average prices used in the estimation of your 2009 proved reserves;
- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;
- A discussion regarding the inherent uncertainties of reserves estimates; and
- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For questions on the engineering comments please contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704. You may contact Sean Donahue at (202) 551-3579, Alexandra M. Ledbetter at (202) 551-3317, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director